July 7, 2006

Via facsimile to ((402) 346-1148) and U.S. Mail

Joseph O. Kavan, Esq.
Kutak Rock LLP
The Omaha Building
1650 Farnam Street
Omaha, NE  68102

Re:	First Montauk Financial Corp.
      Schedule 13D filed June 26, 2006, amended June 27, 2006, by
Edward
      	H. Okun and FMFG Ownership, Inc.
      File No. 005-18864

Dear Mr. Kavan:
	We have the following comments on the above-referenced filings.
After reviewing this information, we may or may not raise additional comments.
1. We note that you entered into a voting agreement on May 5, 2006 which provides that several security holders of First Montauk Financial will generally vote for the merger and against any alternative transaction. As a result, you became the beneficial owner of the shares subject to the voting agreement. Refer to Rule
13d-3(a). Tell us why you did not file a Schedule 13D within 10 days of this acquisition of beneficial ownership, as required by Rule 13d-
1(a). Also, tell us why you filed your initial on June 26, more than
10 days after the date of the event which you believed required the filing, June 13.
2. In your initial filing of Schedule 13D on June 26, 2006 you did not include the shares subject to the voting agreement as beneficially owned. Please revise your filing to include them. Refer to Rule 13d-3(a).
3. We note that you currently own a majority of both the Series A and
Series B preferred stock of First Montauk Financial, each of which has the right to vote separately as a class in the proposal to approve the merger agreement. Please revise your disclosure in Item
4 of your Schedule 13D to describe your ownership of First Montauk Financial`s securities and your ability to ensure a vote for the merger through your ownership and vote of common and preferred stock.
4. Please revise your Schedule 13D to provide the disclosure required by Item 5(c) (and the related instruction) of Schedule 13D.

*       *       *       *
      As appropriate, please amend your filing in response to this comment. You may wish to provide us with marked copies of the amended filing to expedite our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
      In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:
* the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
* the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.
      Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

					Sincerely,



					Daniel F. Duchovny
					Special Counsel
					Office of Mergers & Acquisitions
Joseph O. Kavan, Esq.
Kutak Rock LLP
July 7, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE